Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

October 21, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown, Liz Packebusch

Re:	Intercont (Cayman) Limited

Draft Registration Statement on Form F-1

Filed on September 27, 2024

CIK No. 0002018529

Ladies and Gentlemen:

On behalf of our client, Intercont (Cayman) Limited (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 8, 2024 (the “Comment Letter”) on the Company’s Registration Statement on Form F-1 filed on September 27, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR the Amendment No.1 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Cover Page

1.	We note your response to prior comment 1 and reissue it in part. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong. In this regard we note your revised disclosure indicating that, “[t]o the extent applicable,” all of the legal and operational risks associated in operating in the PRC also apply to the operations of your Hong Kong Subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 34 of the Registration Statement.

Financial Statements, page F-1

2.	Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

In response to the Staff’s comment, the Company has updated the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Muchun Zhu, Chairman of the Board and Chief Executive Officer, Intercont (Cayman) Limited

Michael Burke, Partner, UHY LLP

Jason Ye, Ortoli Rosenstadt LLP